UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42781

rYojbaba Co., Ltd.

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of the Annual General Meeting of Shareholders

On Friday, March 27, 2026 at 10:00 a.m. (Japanese Standard Time)/ Thursday, March 26, 2026 at 9:00 p.m. (Eastern Time), rYojbaba Co., Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “Annual Meeting”) for the following purposes, as more fully described in the Notice of Convocation previously furnished as an exhibit to the Company’s Form 6-K filed by the Company with the Securities and Exchange Commission on March 2, 2026 (the “Notice of Convocation”):

Matters to be Reported:

Business Report for the 11th Fiscal Year (January 1, 2025 to December 31, 2025)

Matters to be Resolved:

Proposal No. 1:	Approval of the Non-Consolidated Financial Statements for the 11th Fiscal Year (From January 1, 2025 to December 31, 2025)
Proposal No. 2:	Partial Amendment to the Articles of Incorporation
Proposal No. 3:	Reduction in the Amount of Capital
Proposal No. 4:	Election of Three (3) Directors
Proposal No. 5:	Election of Two (2) Corporate Auditors
Proposal No. 6:	Amendment to the Terms of the Second Series Stock Acquisition Rights

At the Annual Meeting, shareholders voted to approve the above proposals in accordance with the voting results listed below:

1. Approval of the Non-Consolidated Financial Statements for the 11th Fiscal Year (From January 1, 2025 to December 31, 2025)

For	Against	Abstain
8,469,446	192	24

2. Partial Amendment to the Articles of Incorporation

For	Against	Abstain
8,468,445	193	1,024

3. Reduction in the Amount of Capital

For	Against	Abstain
8,469,349	277	36

4. Election of Three (3) Directors

Nominee Name	For	Against	Abstain
Ryoji Baba	8,468,351	1,193	118
Takayuki Nakano	8,468,445	1,193	24
Hiroyuki Oishi	8,468,445	1,193	24

5. Election of Two (2) Corporate Auditors

Nominee Name	For	Against	Abstain
Takeharu Kato	8,468,446	1,192	24
Yashiro Imamura	8,468,446	1,192	24

6. Amendment to the Terms of the Second Series Stock Acquisition Rights

For	Against	Abstain
8,468,279	1,347	36

Resignation of Chief Executive Officer

On March 27, 2026, during the meeting of the Board of Directors immediately following the Annual Meeting (the “Board Meeting”), Ryoji Baba, the Company’s Director, Chief Executive Officer, and Interim Chief Financial Officer, notified the Company of his resignation as the Chief Executive Officer and Interim Chief Financial Officer of the Company, effective immediately. Mr. Baba advised that his resignation was not a result of any disagreement relating to the Company’s operations, policies, or practices. Mr. Baba will remain as a director of the Company.

Appointment of Chief Executive Officer

On March 27, 2026, during the Board Meeting, the Board of Directors appointed Takayuki Nakano as the Chief Executive Officer of the Company. Mr. Nakano was elected as a director of the Company during the Annual Meeting. His biography was included in the Notice of Convocation.

Appointment of Chief Financial Officer

On March 27, 2026, during the Board Meeting, the Board of Directors appointed Hiroyuki Oishi as the Chief Financial Officer (and principal financial officer) of the Company. Mr. Oishi was elected as a director of the Company during the Annual Meeting. Mr. Oishi’s biography was included in the Notice of Convocation.

There are no family relationships between Mr. Nakano, Mr. Oishi, and/or any director or executive officer of the Company, and to the best knowledge of the Company, they were not selected by the Board to serve as executive officers pursuant to any arrangement or understanding with any person. Neither Mr. Nakano or Mr. Oishi have engaged in any transaction that would be reportable as a related party transaction under Item 404(a) of Regulation S-K.

Resignation of Corporate Auditors

Corporate auditors Kensuke Okabe and Hideki Nakamura resigned effective March 27, 2026. They have advised that their resignations were not a result of any disagreement relating to the Company’s operations, policies, or practices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

rYojbaba Co., Ltd.

By:	/s/ Takayuki Nakano
Takayuki Nakano
Chief Executive Officer

Date: March 30, 2026